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Exhibit

Exhibit Description

99.1 Announcement on 2025/06/18: Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on April 23rd, 2025

Exhibit 99.1

Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on April 23rd, 2025

1. Date of the board of directors’ resolution: NA

2. Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]:

United Microelectronics Corporation 1st unsecured straight corporate bond issuance in 2025

3. Whether to adopt shelf registration (Yes/No): No

4. Total amount issued: NT$5,200 million; 5-year bond for NT$2,000 million (Green Bond), 5-year bond for NT$3,200 million

5. Face value per bond: NT$1 million

6. Issue price: At par

7. Issuance period: 5 years

8. Coupon rate: Fixed rate, 1.94% p.a. and 1.99% p.a. for 5-year bond (Green bond) and 5-year bond respectively

9. Types, names, monetary values and stipulations of collaterals: N/A

10. Use of the funds raised by the offering and utilization plan:

Green Environmental Expenditures and Debt Repayment

11. Underwriting method: Public offering through underwriters

12. Trustees of the corporate bonds: CTBC Bank Co., Ltd

13. Underwriter or agent: MasterLink Securities Co., Ltd as the lead underwriter

14. Guarantor(s) for the issuance: None

15. Agent for payment of the principal and interest: CTBC Bank Co., Ltd

16. Certifying institution: None

17. Where convertible into shares, the rules for conversion: N/A

18. Sell-back conditions: None

19. Buyback conditions: None

20. Reference date for any additional share exchange, stock swap, or subscription: N/A

21. Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: N/A

22. Any other matters that need to be specified: None